UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                   Under the Securities Exchange Act of 1934

                              PATHFINDER BANCORP, INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  70320A 10 3
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (717) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               June 25, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 13 pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 70320A 10 3                                    Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        SEE ITEM 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 70320A 10 3                                    Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        SEE ITEM 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 70320A 10 3                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        "Jewelcor Management, Inc."
        Federal Identifiction No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                         208,714
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     208,714
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        208,714

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 70320A 10 3                                    Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 70320A 10 3                                    Page 6  of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Pathfinder Bancorp, Inc. ("Pathfinder"). Pathfinder's principal executive offices are located at 214 West First Street, Oswego, New York 13126.


Item 2. Identity and Background.

     NO AMENDMENT


Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following paragraphs:

     On June 25, 1998, Jewelcor Management, Inc. ("JMI") purchased 5,000 shares of Pathfinder at a total cost (including fees) of $107,700.00 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On June 29, 1998, JMI purchased 3,000 shares of Pathfinder at a total cost (including fees) of $64,807.50 from funds borrowed by JMI against its margin account with Bear Stearns Securities.


Item 4. Purpose of Transaction

     NO AMENDMENT

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended to include the following pragraphs:

     As of June 29, 1998, JMI beneficially owns an aggregate of 208,714 shares of Common Stock. Based upon Pathfinder's Form 14-A filed March 30, 1998, which reports the number of outstanding shares of the Pathfinder to be 2,874,999, JMI beneficially owns approximately 7.26% of said outstanding shares.

     The responses of the Reporting Person to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

        See Exhibit A for a list of transactions within the last 60 days.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   July 6, 1998


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                                                            Exhibit A

                       LIST OF TRANSACTIONS WITHIN LAST 60 DAYS

                                                               TOTAL COST/
                    PURCHASED/SOLD         NUMBER OF SHARES    <NET PROCEEDS>
  DATE              THROUGH                PURCHASED/<SOLD>    WITH COMMISSION
--------------      ---------              ----------------    ---------------
                   JEWELECOR MGT. INC.
3/13/98                                         <1,000>            <20,964.30>
3/26/98                                         <3,000>            <68,892.70>
5/27/98                                           <700>            <16,071.46>
6/25/98                                          5,000             107,700.00
6/29/98                                          3,000              64,807.50


